WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
1201 RXR Plaza
Uniondale, New York 11556
(516) 622-9200 (phone)
(516) 977-3056 (fax)

August 24, 2012

VIA EDGAR ELECTRONIC TRANSMISSION:

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Roomlinx, Inc.
Registration Statement on Form S-1 (the “Original Filing”)
File No. 333-182201
Filed June 18, 2012

Dear Mr. Spirgel:

On behalf of Roomlinx, Inc. (“Roomlinx”), and in response to the Staff’s Comment Letter dated June 27, 2012 in connection with the Original Filing (the “Comment Letter”), we hereby submit the response below.  Responses to the Comment Letter follow your original, numbered comments in bullet points.

Cautionary Statement Note Regarding Forward-Looking Statements, page 12

1.
Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because your common stock is considered a penny stock.

●	In accordance with the Staff’s comment, we have deleted the reference to the aforementioned safe harbor.

Selling Stockholders, page 43

2.
Please review your registration statement to comply with Item 507 of Regulation S-K.  For example, your revised disclosure should state the amount and percentage of the class of shares to be owned by each selling stockholder after completion of the offering.  Please disclose any material relationships the selling security holders have had with the registrant or any of its affiliates in the past three years.

●
In accordance with the Staff’s comment, the “Selling Stockholders” table was revised to comply with the requirements of Item 507 of Regulation S-K and a paragraph was added immediately following such table describing any material relationships the selling security holders have had with Roomlinx or any of its affiliates in the past three years.

Since the date of the Original Filing, Roomlinx has appointed a new Chief Financial Officer and Principal Accounting Officer and has undergone changes with respect to the composition of its Board of Directors and Audit Committee. Such information has been disclosed on Current Reports on Form 8-K filed with the Commission on July 26, 2012 and August 22, 2012, respectively. The Original Filing has been updated to account for these changes.

3.
Please disclose the person or persons having voting and/or dispositive power over the shares held by each of the entities who are selling shareholders.  Refer to interpretation 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

●
In accordance with the Staff’s comment, footnotes were added to the “Selling Stockholders” table disclosing the person or persons having voting and/or dispositive power over the respective shares held by each of the entities who are selling shareholders.

Signatures, page 64

4.	Please note that your registration statement must be signed by your controller or principal accounting officer. See Instruction “1” to “Signatures” of Form S-1. Please revise accordingly.

●	In accordance with the Staff’s comment, the signature page has been revised to include the signature of the principal accounting officer of Roomlinx.

Please note that we have also updated and replaced the quarterly data for the three months ended March 31, 2012 in the Original Filing with data for the three and six months ended June 30, 2012.

On behalf of Roomlinx, we acknowledge that:

1)           Should the Commission or the staff, acting pursuant to delegated authority, declare Roomlinx’s filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring Roomlinx’s filing effective, does not relieve Roomlinx from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3)           Roomlinx may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan C. Ederer

Alan C. Ederer, Esq.

cc:  Michael S. Wasik